

October 23, 2014

Via E-mail
Timothy B. Goodell
General Counsel and Secretary
Hess Midstream Partners GP LLC
1501 McKinney Street
Houston, Texas 77010

> **Re: Hess Midstream Partners LP**
> **Registration Statement on Form S-1**
> **Filed September 24, 2014**
> **File No. 333-198896**

Dear Mr. Goodell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, summarize the principal terms of the new credit agreement, supply the partnership agreement which you

designate as Appendix A to the prospectus and list as exhibit 3.2 (preferably with your next amendment), and update the disclosure as necessary. Reference to the exhibit list suggests that virtually all of your exhibits remain unfiled, including the opinions of counsel, the commercial agreements with Hess (referenced at page 1), your right of first offer assets agreement (page 2), the affiliate loan facility (page 15), and the omnibus agreement and other agreements referenced at page 11. Please also provide updated information regarding the status of your NYSE listing application.

Prospectus Cover Page

3.   You indicate in a bulleted risk factor that you had a shortfall over the referenced pro forma periods. Once the information is available, please revise to quantify the amount of the shortfall in the referenced periods, and specify how many of the prior four quarters would have had such a deficiency, if known.

Prospectus Summary, page 1

4.   If you retain the descriptor, please revise to describe what you mean by a "traditional" master limited partnership. Also revise to clarify the reference to "nameplate processing capacity."

Cash Distribution Policy and Restrictions on Distributions, page 54

Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015, page 60

5.   We note that you expect to make distributions on a quarterly basis. Once the information is available, please revise your disclosure to provide the estimated distributable cash flow on a quarterly basis in addition to the current disclosure, which provides such information on a twelve-month aggregate basis. If you (a) did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to make the estimated minimum quarterly distribution for the indicated period or (b) did so but expect potential shortfalls in certain periods, revise all related disclosure to make this clear.

Lock-up Agreements, page 180

6.   Here and at page 198 you indicate in part that (underlining supplied): "Each of us, Hess, our general partner and certain of their affiliates, and the directors, director nominees and executive officers of our general partner, has agreed" not to dispose of certain securities, including your common units, without the consent of the underwriters. This language could be read to suggest that the registrant requires the consent of Morgan Stanley and Goldman to sell its securities (aside from the current offering), including in a subsequent private or public offering in the next 180 days. If that is the case, please revise to so state

explicitly, and provide new Risk Factors disclosure to identify this limitation. Otherwise, revise to make clear that the registrant is not limited that way.

Material U.S. Federal Income Tax Consequences, page 181

7.   Despite the representations you provide at page 182 regarding Section 7704, you also indicate in part at page 181 that you "have requested a private letter ruling from the IRS to the effect that income derived from certain agreements with affiliates of Hess constitutes qualifying income." Please provide updated disclosure regarding the status of the request, and also explain to us the basis for your related representations in these circumstances. If the receipt of an adverse decision from the Internal Revenue Service regarding the request would impact your ability to make the representations or your ability to rely on counsel's opinion, please revise to make this clear.

Hess Midstream Partners LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

Note 3. Related Party Transactions, page F-15

8.   On page F-18 you disclose that "As of June 30, 2014, the minimum volume commitment related to TGP was curtailed due to recent completion of the expansion and refurbishment project to allow sufficient time for debottlenecking and other related infrastructure and tie-ins." Please disclose what impact, if any, you expect this curtailment to have on future operations and financial results of TGP, and under what circumstances the minimum volume commitments may be curtailed in the future.

Hess Midstream Partners LP

Notes to Balance Sheet, page F-43

9.   Please revise to include a statement that you have not commenced operations, or provide full financial statements for the period from inception to the balance sheet date presented.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Brett E. Braden
        Latham & Watkins LLP